SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ [Corporate Taxpayer’s Roll] No. 01.832.635/0001-18

NIRE [Company Roll Registration] No. 35.300.150.007

Authorized Open Capital Company – CVM no. 016390
Av. Jurandir, n.o 856, Lote 4 [Lot 4], 1o Andar [1st Floor], Jardim Ceci, São Paulo/SP,

CEP [Zip Code] 04072-000

MANUAL FOR ATTENDANCE IN THE

DEBENTURE HOLDER GENERAL MEETING

FEBRUARY 07, 2011, AT 03:00 PM

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Dear Sirs,

TAM S.A. (“Company” or “Issuer”) with the purpose of giving instructing regarding matters to be decided in the Debenture Holder General Meeting (“AGD”), to take place on  February 7, 2011, 03:00 PM and in the second call, if any, on  February 15, 2011 at 11:00 AM, at the Issuer Facilities, located at Rua Ática nº 673, in the City of São Paulo, State of São Paulo, makes it available in consolidated form through this Manual all information and documents required for the attendance of Debenture Holders at AGD.

And yet, we inform that the following documents is available to Debenture Holders at the Company registered office, located at Avenida Jurandir nº 856, Lote 4 [lot 4], 1o Andar [1st Floor], in the City of São Paulo, State of São Paulo, in its Investor Relations website (www.tam.com.br/ri), as well as BM&FBOVESPA’s website (www.bmfbovespa.com.br) and at the Security and Exchange Commission’s website (www.cvm.gov.br): (i) Manual for the Attendance at the Debenture Holder General Meeting, which comprise all other information regarding the matter to be decided and discussed.

We are looking for the attendance of all Debenture Holders.

São Paulo, January  21, 2011.

Líbano Miranda Barroso

Financial Director and Investor Relations

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INDEX

Notice of Meting	04
Decisions	06

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TAM S.A.

CNPJ/MF [Corporate Taxpayer’s Roll/Treasury Department] No. 01.832.635/0001-18

NIRE [Company Roll Registration No.] 35.300.150.007

Authorized Open Capital Company – CVM nº 016390

NOTICE OF MEETING

DEBENTURE HOLDER GENERAL MEETING

It is hereby called all Debenture Holders of the 1st Public Issuance of 50,000 Unsecured, Single Series, Non Convertible Debentures of TAM S.A. (“Debenture” and “Issuer” or “Company”, respectively), according to provisions on Clause 8 of the Debentures Public Deed (“Deed”), to gather in General Meeting of Debenture Holder to take place on  February 7, 2011, 03:00 PM and in the second call, if any, on  February 15, 2011 at 11:00 AM, at the Issuer Facilities, located at Rua Ática nº 673, in the City of São Paulo, State of São Paulo, in order to decide regarding the following agenda:

(i)           To exam the Issuer proposal of authorizing the Trust Agent to not decree early maturity at the end of 2010 fiscal years in the event of the Issuer not complying with provisions on Clause 5, number 5.1.1, item (xiii) of the Deed regarding obligation to keep from the beginning of the amortization period until final liquidation of all obligations arising out therein the debt coverage index not inferior to 130% (hundred thirty percent); and

(ii)          Premium to be paid to Debenture Holders of the Deed due to the alteration on above item (i).

The Company informs that the following documents is available to Debenture Holders at the Company registered office, located at Avenida Jurandir nº 856, lot 4, 1st Floor, in the City of São Paulo, State of São Paulo, in its Investor Relations website (www.tam.com.br/ri), as well as BM&FBOVESPA’s website (www.bmfbovespa.com.br) and at the Security and Exchange Commission’s website (www.cvm.gov.br): (i) Manual for the Attendance at the Debenture Holder General Meeting, which comprise all other information regarding the matter to be decided and discussed.

General Instructions:

Pursuant to provisions on Clause 8, number 8.2.2. of the Deed, are called to the Meetings all debenture holders of “current debentures”, which are considered all issued debentures, excluding those in the Issuer’s treasury and those held by (i) controlled companies (direct or indirect) by the Issuer; (ii) controller companies (or control group) and/or Issuer’s associated companies; (iii) Issuer’s Managers and/or guarantor including but without limitation to persons direct or indirectly related to any of the aforementioned entities; and (iv) investment funds exclusive of private pension fund sponsored by the Issuer and/or Guarantor, as well as debentures held by directors, officers and their relative until second degree.

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Debenture Holders shall present themselves before the time above indicated for the beginning of the Meeting bearing the following documents:

•         In addition to an identification document and debenture account statement, opened in the name of the Debenture Holder and issued by Depositary Institution;

•         Should Debenture Holder cannot attend the General Meeting, Debenture Holder may be represented by an attorney with specific powers to represent in the Meeting in compliance with legal provisions; and

•         With the purpose of celerity and facilitating the works of the Meeting, power-of-attorney, at the Debenture Holder discretion, can be filed at the Company’s registered office preferably within two (02) business days in advance of the Meeting date.

Should any further clarification is in need, please visit the Investor Relations website– www.tam.com.br/ri.

São Paulo, January 21, 2011.

Líbano Miranda Barroso

Financial Director and Investor Relations

TAM S.A.

5

DECISIONS

Please find herein below decisions made at the Debenture Holder Meeting.

(i)           (i). To exam the Issuer proposal of authorizing the Trust Agent to not decree early maturity at the end of 2010 fiscal years in the event of the Issuer not complying with provisions on Clause 5, number 5.1.1, item (xiii) of the Deed regarding obligation to keep from the beginning of the amortization period until final liquidation of all obligations arising out therein, the debt coverage index not inferior to 130% (hundred thirty percent); (ii) Premium to be paid to Debenture Holders of the Deed due to the alteration on aforementioned item

To approve: To exam the Issuer proposal of authorizing the Trust Agent to not decree early maturity at the end of 2010 fiscal years in the event of the Issuer not complying with provisions on Clause 5, number 5.1.1, item (xiii) of the Deed regarding obligation to keep from the beginning of the amortization period until final liquidation of all obligations arising out therein, the debt coverage index not inferior to 130% (hundred thirty percent); as well as premium to be paid to Debenture Holders of the Deed due to the alteration on aforementioned.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 21, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.